Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

November 9, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the unaudited condensed consolidated interim financial results for the Company for the third quarter ending September 30, 2011.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

November 9, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	November 9, 2011
Frankfurt – FMV

Earnings Hit $27.8 million in Third Quarter

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited condensed consolidated interim financial results for the Company for the third quarter ending September 30, 2011. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in US dollars unless otherwise indicated. All Cash Costs information is now being presented on a payable ounces basis consistent with the recommendations of the Silver Institute. All prior period information has been restated or reclassified for comparative purposes unless otherwise noted.

2011 THIRD QUARTER HIGHLIGHTS

  Cash Flow per share (non-IFRS) of $0.38 representing a 122% increase from Q3 2010
  Earnings per share (basic) amounted to $0.27 representing a 146% increase from Q3 2010
  Adjusted earnings per share (non-IFRS) amounted to $0.30
  Gross Revenue of $61.4 million showing an 88% increase from Q3 2010
  Net Earnings after Taxes amounted to $27.8 million, a 176% increase from Q3 2010
  Mine Operating Earnings of $42.5 million showing an increase of 168% from Q3 2010
  Total Cash Cost was US$8.39 per ounce, up 19% compared to Q3 2010
  Silver ounces produced decreased by 6% to 1,708,865 compared to 1,823,370 ounces in Q3 2010
  Fully un-hedged to silver prices as treasury exceeds $106 million

2011 THIRD QUARTER HIGHLIGHTS TABLE

HIGHLIGHTS	Third Quarter 2011	Third Quarter 2010	Change Year-on-Year	Second Quarter 2011	Change from Second Quarter 2011
Revenues	$61.4 million	$32.6 million	Up 88%	$68.0 million	Down 10%
Mine Operating Earnings	$42.5 million	$15.9 million	Up 168%	$46.8 million	Down 9%
Net Earnings after Taxes	$27.8 million	$10.1 million	Up 176%	$30.6 million	Down 9%
Cash Flow Per Share before changes in non-cash working capital	$0.38 per share	$0.17 per share	Up 122%	$0.36 per share	Up 7%
Earnings Per Share - basic	$0.27 per share	$0.11 per share	Up 146%	$0.30 per share	Down 10%
Silver Ounces Produced (excluding equivalent ounces of gold, zinc and lead)	1,708,865 oz. Ag	1,823,370 oz. Ag	Down 6%	1,780,379 oz. Ag	Down 4%
Payable Silver Ounces Produced	1,655,297 oz. Ag	1,802,172 oz. Ag	Down 8%	1,761,697 oz. Ag	Down 6%
Silver Equivalent Ounces Produced	1,791,770 eq. oz.	1,920,498 eq. oz.	Down 7%	1,843,830 eq. oz.	Down 3%
Total Cash Costs per Ounce	$8.39	$7.03	Up 19%	$8.32	Up 1%
Average Revenue per Payable Equivalent Ounces Sold	$38.83	$19.77	Up 96%	$39.08	Down 1%
Cash and Cash Equivalents (as at September 30)	$106.2 million	$24.8 million	Up 328%	$105.0 million	Up 1%

CORPORATE UPDATE

The newly expanded 1,000 tpd flotation circuit at the La Parrilla Silver Mine commenced operations on September 2, 2011 and was deemed commercial less than 30 days later on October 1, 2011. The expansion of the cyanidation circuit is continuing well with progress now reaching approximately 90% completion. Construction is expected to complete with start-up commencing later in November 2011. The new leaching tanks are now completed and the new counter current thickeners are almost complete pending the installation of the mechanisms. Once fully operational, the older 425 tpd cyanidation circuit will be replaced with this new state-of-art 1,000 tpd circuit expected by the first quarter of 2012. Also, the new 115,000 Kw power line is expected to be completed also in November which is required to run the entire plant.

The La Parrilla expansion once completed, will result in the total mill capacity reaching 2,000 tpd, effectively doubling the previous output of the La Parrilla operation from approximately 1.8 million ounces of silver equivalent produced in 2010 to more than 3.2 million equivalent ounces in 2012, consisting of 2.9 million ounces of silver, 6.0 million pounds of lead and 4.3 million pounds of zinc.

The total capital budget for the expansion, including expanded underground development is expected to be $40.5 million when completed. Incremental production, revenues and operating costs associated with the new flotation circuit were capitalized in the quarter ended September 30, 2011. Effective October 1, 2011, all revenues and costs from the flotation circuit will be treated as normal course operations and recorded in the income statement rather than being capitalized as pre-production. A total of 40,592 equivalent ounces of silver were excluded from commercial production during the quarter.

In September 2011, the Company issued a new NI 43-101 Technical Report for the La Parrilla Silver Mine which indicated that the Company’s exploration and development efforts have resulted in upgrading a significant portion of the Measured and Indicated Resources to Proven and Probable Reserves. This positive development resulted in the ‘Life of Mine’ (“LOM”) at the La Parrilla being extended from two years to fourteen years.

At the La Encantada Silver Mine, efforts are continuing to focus on increasing recoveries. Three areas of focus include: 1) changing the blend of fresh ore versus old tailings; 2) increasing development to access areas absent of manganese; and 3) metallurgical tests to dissolve the manganese prior to cyanidation. The plan to change the mixture of fresh ore to tailings from the current 1:3 (25% fresh ore and 75% tailings) to 5:9 (36% fresh ore and 64% tailings) by the end of 2011 is going well. This change requires additional milling capacity which will be supplied by the installation of a third ball mill which arrived during the third quarter and is expected to be commissioned at the end the fourth quarter. Under planned conditions with the revised mix of fresh ore and tailings, this plant should be able to achieve 60% recovery rates, based on 78% recoveries for fresh ore and 50% recoveries for tailings.

In addition to changing the blend, the presence of manganese in areas of the La Encantada mine is well known. In recent quarters, an area within the mine with higher manganese levels has been exploited resulting in lower than budgeted recoveries. As a short term solution, in order to compensate for these lower recoveries, mill throughput was increased to an average of 4,259 tpd in the third quarter. The effect was slightly higher costs due to additional chemical and diesel consumption. As a longer term solution, underground development has been increased to access areas for better blending in the future with ores absent of manganese. A total of 3,200 metres of underground development at La Encantada was completed in the third quarter of 2011 compared to 2,784 metres of development completed in the second quarter of 2011, representing an increase of 15%.

In addition to these initiatives, the Company is also testing a new sulphuric acid leach process to dissolve the manganese from the ore prior to the cyanidation processing. During the quarter, extensive metallurgical tests were undertaken by two independent labs in the United States and the Company's own lab at the La Encantada operation. The Company retained Hazen Research, Inc. to construct a laboratory pilot plant in order to test and re-confirm internal lab tests. The results of the metallurgic tests show the possibility of improving metallurgical recoveries substantially and are currently being evaluated further to define the economic parameters of adding this additional process. The Company began the construction of a 500 tpd pilot plant at La Encantada during the third quarter to test the SO2 circuit. It is expected that construction will becompleted prior to the end of November. The focus of the engineering staff working at the pilot plant is to define the optimum SO2 consumption parameters for an economic design base for a new 4,000 tpd SO2 circuit.

At the San Martin Silver Mine, installation of a new ball mill, replacing an older and smaller mill was completed in the quarter. Total mill capacity has increased from 900 tpd to 950 tpd allowing for increased silver production and lower costs. In addition, two new induction furnaces and two new filter presses were installed and commissioned in the quarter. These mill improvements which were all completed in the third quarter are expected to have a positive impact on overall production, quality of doré and total costs.

Ground breaking at the Del Toro Silver Mine, which commenced in April for the construction of the Company’s fourth silver mine in Mexico, is progressing well. Two out of the five large pads have been cleared and levelled in preparation for foundation construction. Approximately 80% of the mill equipment has been ordered and is expected to begin arriving on-site during the first quarter of 2012. Re-permitting for a 2,000 tpd operation is currently underway in conjunction with a Preliminary Economic Evaluation which is expected to be released prior to year end. Currently, the permit granted covers only a 1,000 tpd flotation mill, however, due to recent drilling results, a decision was made to build a cyanidation circuit. The mill re-design process is nearing completion resulting in a much larger dual process facility.

A bulk metallurgical test of 5,000 tonnes of ore was conducted at the La Parrilla mill in October to reconfirm metallurgical parameters. Construction of a new three kilometre road was completed during the third quarter allowing for heavy equipment and vehicles to access the mine site bypassing the town of Chalchihuites. A contractor has been assigned to build the water treatment plant and work is expected to be completed by mid-2012. Also, a new power line from the town of Vicente Guerrero and Chalchihuites required for the mine is in the permitting process.

The Company purchased a neighbouring claim called Dolores during the quarter consisting of 12 hectares. The previous owner was shipping high-grade ore to the La Parrilla mill for processing. The total purchase price was US$1.5 million. Underground development is currently underway to explore the extension of the known ore body. The Dolores mine will be incorporated into the Del Toro operations.

Initial capital costs, pending changes upon completion of the NI 43-101 Technical Report / Preliminary Economic Evaluation for the Del Toro Silver Mine, which will include final metallurgical testing and final plant designs is estimated at $43.9 million for 2011 with additional capital required in 2012.

FINANCIAL HIGHLIGHTS

  The Company generated Revenues of $61.4 million for the third quarter of 2011, an increase of 88% or $28.8 million compared to the third quarter of 2010, and a decrease of $6.6 million or 10% compared to the prior quarter due to slightly lower silver prices and reduced production due primarily to the lower recoveries at the La Encantada mine.

  Revenues were 88% higher than for the third quarter of 2010 due to the significant increase (96%) in silver prices compared to the prior year, as the Company realized an average silver price of $38.83 (COMEX average of $38.78) per payable equivalent ounces, compared to $19.77 in the third quarter of 2010. Revenue in the current quarter excludes $1.4 million of pre-commercial sales receipts from the new flotation circuit at the La Parrilla Silver Mine, which were capitalized as a net reduction against the cost of the plant expansion as it had not achieved commercial production status prior to the end of the quarter.

  Recognized Mine Operating Earnings of $42.5 million for the third quarter of 2011 compared to $15.9 million in the third quarter of 2010, an increase of $26.6 million or 168%. The increase reflects the 96% increase in average revenue per ounce of silver sold in the current quarter compared to the same quarter of the prior year and was partially offset by a 7% decrease in silver equivalent ounces produced compared to the third quarter of 2010.

  The Company generated Net Earnings after Taxes of $27.8 million for the third quarter of 2011 (EPS of $0.27) compared to $10.1 million (EPS of $0.11) in the third quarter of 2010 and net earnings of $30.6 million (EPS of $0.30) in the second quarter of 2011. Net earnings for the quarter include a $1.5 million loss on derivatives, a $0.7 million charge to restructure the collective bargaining agreement at the San Martin Silver Mine during the quarter and excludes gross margin of $1.1 million related to pre-commercial shipments at the La Parrilla Silver Mine. Adjusted EPS (a non-IFRS measure) was $0.30, after removing the loss on derivatives, the restructuring charge for the San Martin collective bargaining agreement and adding back gross margin on pre-commercial shipments.

  During the third quarter, the Company realized a gain of $4.8 million on its investments in silver futures, and also recognized an unrealized loss on silver futures of $6.3 million. As at quarter end, the Company was carrying a long position on silver futures equivalent to 1.0 million ounces of silver at an average price of US$36.375. Subsequent to the end of the quarter, the long position was increased to 1.25 million ounces at an average price of US$35.80. Management is bullish on silver prices and believes the price of silver will recover sufficiently to erase the unrealized loss. At the date of this MD&A, the $6.3 million unrealized loss on the Company’s silver futures position has been reduced to $0.8 million.

  The income tax provision for the third quarter ended September 30, 2011, was reduced to $7.4 million (20.9% effective rate) and $26.9 million (24.7% effective rate) for the year to date period, due to the Company realizing the benefits of effective tax planning.

  Earned cash flows from operations, prior to working capital changes, of $39.8 million ($0.38 per share) (a non-IFRS measure) for the third quarter of 2011 compared to $16.0 million ($0.17 per share) for the third quarter of 2010, an increase of 122%.

  Total Cash Cost per ounce (a non-IFRS measure) increased by 1% from $8.32 in the second quarter of 2011 to $8.39, however, the Company’s total production costs per tonne decreased 11% to $26.86 per tonne. The increased Cash Cost per ounce is primarily related to an increase in consumables at the La Encantada Silver Mine.

  Cash and cash equivalents increased to $106.2 million compared to $41.2 million as at December 31, 2010, and improved working capital to $97.9 million from $46.1 million as at December 31, 2010. At the same time, the Company has invested $60.8 million into its mineral properties, plant and equipment since December 31, 2010.

OUTLOOK FOR 2011

Management wishes to update the Company’s production guidance for the year ending December 31, 2011. Due to the major expansion at the La Parrilla operation that’s been underway for the past three quarters and the areas within the La Encantada mine currently being exploited with higher manganese content, production levels have been slightly lower than originally anticipated. Even though the La Parrilla construction is coming to an end and production levels are expected to improve and action is being taken at the La Encantada to improve recoveries, management feels it’s prudent to revise its previous production guidance for the 2011 fiscal year to 7.6 million ounces of silver equivalents which is anticipated to include 7.3 million ounces of silver and 0.3 million ounces of silver equivalents in the form of lead, zinc, gold and iron. Guidance for 2012 will be released in January 2012.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.